BadgerMeter, Inc.
4545 W. Brown Deer Road
Milwaukee, Wisconsin 53223
P.O. Box 245036
Milwaukee, WI 53224-9536 (414) 355-0400
Via EDGAR and Overnight Mail
November 2, 2010
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Badger Meter, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 23, 2010 File No. 000-09092
Dear Mr. Cascio:
This is in response to your letter of September 29, 2010, in which you requested responses to comments raised during your review of the Form 10-K referenced above. To aid in your review of our response, we have repeated your comments (in bold italics) before each response (in regular type). In this letter, “we” or “the Company” refers to Badger Meter, Inc., and its management generally.
Form 10-K for the fiscal year ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12
Results of Operations, page 13
1.	We note the increases in operating earnings and net earnings from the prior year for the years ended December 31, 2009 and 2008. Please expand your disclosure in future filings to explain the reasons for the increases in your operating and net earnings for the periods presented. Also disclose any known material trends affecting your operating and net earnings for the periods. Refer to Item 303 of Regulation S-K.

Response: In future filings, we will explain the reasons for the increases in operating and net earnings for the periods presented. We would note that components that comprise operating earnings (net sales, gross margin and selling, engineering and administration expenses) and net income (operating earnings, interest expense and provision for income taxes) are separately disclosed with reasons given for increases and decreases. Future filings will recap the effects of these components to explain the overall changes in operating and net earnings presented, as well as known material trends.
Net Sales, page 13
2.	In future filings please more fully describe each of the material factors contributing to significant changes in domestic and international sales each period. In general, the discussion of revenues should describe the underlying business reasons for the factors responsible for material changes in revenues, such as changes arising from varying demand including back log and large orders, changing prices, new products, new markets, changing the nature or number of distribution channels and other significant matters. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: In future filings, the material factors contributing to significant changes in sales for each period presented will be more fully described as requested above.
Operating Expenses, page 14
3.	We see the significance of lower sales force headcount on operating expenses. In future filings please describe the underlying business reasons for the decrease or increase in headcount and quantify the number of positions eliminated or added. Also, clarify the expected impact on your business. In general the discussion of results of operations should not only identify and quantify factors responsible for material changes in financial statement items, but also describe the underlying business reasons for the factors cited.

Response: In future filings, the underlying business reasons for the decrease or increase in head count will be explained and quantified, including the number of positions eliminated or added, if significant. The discussion will include the impact on the business and the underlying business reasons for the factors cited.
Critical Accounting Policies and Use of Estimates, page 18
4.	In future filings please disclose how you determined the assumptions used to compute your benefit obligations and net periodic pension costs such as discount rates, long-term expected return on plan assets and volatility.

Response: In future filings, disclosure will be made as to how the Company determined the assumptions used to compute our benefit obligations and net periodic pension costs, such as discount rates, long-term expected return on plan assets and volatility.

Mr. Brian Cascio U.S. Securities and Exchange Commission	Page 2

Item 8. Financial Statements and Supplemental Data, page 20
Consolidated Statements of Shareholders’ Equity, page 26
5.	We see that the consolidated statements of shareholders’ equity include an analysis of changes of dollars but do not include an analysis of changes of shares. In future filings, please include shares in your analysis. Refer to Rule 3-04 of Regulation S-X.

Response: In future filings, the number of shares will be included in our analysis of shareholders’ equity.
Notes to Consolidated Financial Statements, page 30
Note 1. Summary of Significant Accounting Policies, page 27
6.	We note in Item 1, page 3 that you hold precious metals, including copper and brass in raw materials inventory which may be susceptible to cost fluctuations. To the extent that it is material, please disclose in future filings the amount of precious metals held in inventory.

Response: In future filings, we will clarify that we do not hold significant amounts of precious metals. For your information, the Company purchases castings from an independent foundry. The foundry is the entity that actually carries the metals on their books. As a rule, the Company’s purchases are based on production schedules and as a result are not exposed to risk of price fluctuations. Such risks remain with the suppliers. This will also be clarified in future filings.
Note 2. Common Stock, page 30
Common Stock and Rights Agreement, page 30
7.	We see your disclosure that you have common share purchase rights. Please tell us how you are accounting for these rights.

Response: In 2008, we put into place our most recent common share purchase rights plan, replacing a prior plan put into place in 1998. The current program calls for one right for each outstanding share of Common Stock. Each right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $200 per share, subject to adjustment. The rights are additional features of the Common Stock that were issued for no consideration, and therefore no accounting is required. There is no bifurcation of the right from the Common Stock and no separate accounting is required under any U.S. GAAP (e.g., ASC 815 (formerly SFAS No. 133 and EITF No. 00-19) or ASC 480 (formerly SFAS No. 150). The rights are an embedded feature and not a free-standing instrument, and therefore ASC 480 and 815 are not applicable. ASC 815 also does not apply because the right is an embedded derivative that is clearly and closely related to the Common Stock (subtopic 25).

Mr. Brian Cascio U.S. Securities and Exchange Commission	Page 3

Note 7. Employee Benefit Plans, page 35
8.	With a view toward providing enhanced disclosure in future filings, please tell us how you considered the disclosure requirements of FASB ASC 715-20-50-I(d)(5), particularly in regard to disclosing:
•	Amounts in accumulated other comprehensive loss expected to be recognized as a component of net periodic benefit cost over the next fiscal year,

•	A narrative description of your approach and assumptions utilized in developing the expected long-term return on plan assets;

•	Details of the equity securities holdings segregated by industry type, company size or investment objective; and

•	A reconciliation of the beginning and ending balance for Level 3 investments.
Response: The amounts in accumulated other comprehensive loss expected to be recognized as a component of net periodic benefit costs over the next fiscal year is disclosed in the fourth paragraph of Note 7. Such amounts are determined by the Company’s outside actuary.

The Company’s expected long-term return on plan assets is developed using past historical trends. In addition, the Company utilizes outside consultants (actuaries) to help the Company benchmark whether the long-term return assumption is reasonable compared to other companies. In future filings, the Company will disclose this logic.

Details of the equity securities holdings segregated by industry type is disclosed on page 37 of the annual report. Sub-footnotes further explain the components of each of the categories.

A fair value measurement of plan assets that use significant unobservable input requires a reconciliation of the beginning and ending balances under the cited section. Inasmuch as this component of total pension assets was approximately 2% of the total, the Company did not make this disclosure due to the relative immateriality of the amount. In future filings, the Company will meet the requirements to the extent that the amounts are material. For your information, the balance at the beginning of 2009 was $807,000. There were no changes during the year except appreciation to the year end balance of $877,000.
Evaluation of Disclosure Controls and Procedures, page 45
9.	We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition. Please apply in future filings.

Response: In future filings, we will remove the definition referred to above.

Mr. Brian Cascio U.S. Securities and Exchange Commission	Page 4

Item 11. Executive Compensation, page 46
10.	Please tell us, and revise future filings to identify, the peer companies that your compensation and governance committee considered when making compensation decisions. Refer to Regulation S-K Item 402(b)(2)(xiv).

Response: In future filings, if the Company engages in benchmarking, the Company will identify the component companies. The disclosure will be similar to the following (this disclosure is based on the Company’s 2009 disclosure and will be updated for the specific circumstances of the year in which disclosure is being made):

Base Salary. Salary rates and benefit levels are established for each executive officer by the Compensation and Governance Committee, using data supplied by an independent executive compensation consultant on organizations of similar size and business activity. This data included the 2009 Towers Perrin Executive Compensation Database and the 2009/2010 Watson Wyatt Executive Regression Database. The companies that comprise this comparable group are Schmitt Industries Inc., Lindsay Corporation, Robbins & Myers Inc., Sutron Corporation, Mine Safe Appliances Company, Dover Corporation, Key Technology Inc., Svenska Kullagerfabriken Skf AB, and Parker-Hannifin Corporation. The compensation data incorporates privately-held as well as publicly-held companies of similar size, and has a broad definition of similar business activity, thereby providing a more comprehensive basis for evaluating compensation relative to those companies that compete with us for executives. The data includes salaries, benefits, total cash compensation, long-term incentive compensation and total compensation.

11.	Please tell us, and revise your future filings to describe, how you determine base salaries and increases in base salaries of your named executive officers, including the increases in salaries for 2009. Your current disclosure regarding the “five-year history” you consider implies that other elements of compensation impact decisions regarding base salaries, contrary to your disclosure that you aim to pay officers “at market” with adjustments for performance and responsibility. Additionally, it is unclear from your disclosure to what extent, if any, the factors you note impacted your decisions; for example, were the increases related to performance and responsibility or as a result of increased market levels of compensation? Further, if the amounts of base salary you pay deviate materially from the targeted market amounts, please include in your response and disclosure in future filings the specific, material reasons for the difference.

Response: In future filings, the Company will discuss how it determines base salaries and increases in base salaries, including, if applicable, a discussion of the specific, material reasons for any material deviation from targeted market amounts. The disclosure will be similar to the following (this disclosure is based on the Company’s 2009 disclosure, and explains the process used for 2009, as requested by the Staff; this disclosure will be updated for the specific circumstances of the year in which disclosure is being made):

Base Salary. Salary rates and benefit levels are established for each executive officer by the Compensation and Governance Committee, using data supplied by an independent executive compensation consultant on organizations of similar size and business activity. This data

Mr. Brian Cascio U.S. Securities and Exchange Commission	Page 5

included the 2009 Towers Perrin Executive Compensation Database and the 2009/2010 Watson Wyatt Executive Regression Database. The companies that comprise this comparable group are Schmitt Industries Inc., Lindsay Corporation, Robbins & Myers Inc., Sutron Corporation, Mine Safe Appliances Company, Dover Corporation, Key Technology Inc., Svenska Kullagerfabriken Skf AB, and Parker-Hannifin Corporation. The compensation data incorporates privately-held as well as publicly-held companies of similar size, and has a broad definition of similar business activity, thereby providing a more comprehensive basis for evaluating compensation relative to those companies that compete with us for executives. The data includes salaries, benefits, total cash compensation, long-term incentive compensation and total compensation.

Our policy is to pay executive officers at market, with appropriate adjustments for performance and levels of responsibility. To aid the Compensation and Governance Committee in its understanding of each named executive officer’s long-term performance and levels of responsibility, the Committee is given a five-year history, which sets forth the base salary, short-term incentive awards, and long-term compensation of each such officer. The Compensation and Governance Committee has consistently applied this policy and procedure with respect to base salaries for the past 18 years.

Base salary increases for our executive officers approved as of December 4, 2009 for calendar year 2010, by the Compensation and Governance Committee ranged from 2.0% to 9.0%. The Chairman, President and Chief Executive Officer’s compensation increased 9.0%. The other named executive officers received base salary increases of 3.0% for Mr. Johnson, 4.0% for Mr. Begale, and 2.0% for Messrs. Gras and Webb. These increases were based primarily on our desire to keep base salaries at market, in order to maintain competitive salary levels, but they also reflect the positive impact each of the officers had on our financial success in 2009.

12.	Please tell us and revise your future filings to explain how you determined the amount and nature of long-term incentive awards with respect to each named executive officer. It is unclear from your existing disclosure how the committee determined the number of stock options and shares of restricted stock that were awarded, whether any elements of individual and corporate performance were considered and your reasons for allocating compensation to each different form of award: stock options awards, restricted stock awards, and cash incentives.

Response: In future filings, the Company will discuss how it determines the amount and nature of long-term incentive awards and its reasons for allocating compensation to each different form of award. The disclosure will be similar to the following (this disclosure is based on the Company’s 2009 disclosure, and explains the process used for 2009, as requested by the Staff; this disclosure will be updated for the specific circumstances of the year in which disclosure is being made):

In 2009, long-term incentive compensation for the named executive officers was comprised of 39.7% restricted stock awards, 31.3% stock option awards and 29.0% cash bonus. This mix is intended to provide balance between performance-oriented long-term incentive vehicles (stock options and cash bonus) and retention-oriented long-term incentive vehicles (restricted stock). We believe that the granting of company stock options and the use of cash bonus tied to an extended performance period serve to encourage the executive officers to direct efforts that will ultimately lead to an increase in shareholder value over the long-term. We believe that the granting of restricted stock serves to encourage our executive officers to direct efforts to increase shareholder value.

Mr. Brian Cascio U.S. Securities and Exchange Commission	Page 6

In determining the amount of incentive compensation to be awarded to each named executive officer, we consider the mix of long-term incentives provided by the companies in the competitive market data supplied by the compensation consultant as a guidepost, but we primarily structure the long-term incentive mix based on our compensation objectives. Specifically, the amount and nature of the long-term incentive awards is based primarily on our desire to ensure that executive compensation is tied to our performance, with an appropriate balance focused on our long-term versus short-term performance. In addition, the performance of each named executive officer may be considered.

13.	We note the conclusions on page 15 of your definitive proxy statement in response to Regulation S-K Item 402(s). Please describe the process you undertook to reach the conclusion expressed in your disclosure.

Response: To determine whether the risks arising from the Company’s compensation policies and practices for its employees were reasonably likely to have a material adverse effect on the Company, the Compensation and Governance Committee and management engaged in a process of evaluation of the Company’s compensation policies and practices for its employees and the risks arising there from. The Company’s outside counsel and the compensation consultant engaged by the Compensation and Governance Committee assisted in this evaluation. The evaluation process began with management taking an inventory of the Company’s compensation arrangements and identifying the risks arising from the arrangements as well as measures the Company has taken to mitigate such risks. Specifically, management (a) assessed the key compensation policies from a risk perspective, (b) identified the risks disclosed in the Company’s most recent Annual Report on Form 10-K, (c) determined the impact of compensation policies and practices on such risk factors, (d) determined whether additional risks, not previously disclosed as a risk factor, might be created from the Company’s compensation policies and practices, and (e) determined whether any disclosure was necessary (namely, whether any identified risks were reasonably likely to have a material adverse effect). The Compensation and Governance Committee then reviewed management’s process and the conclusions that management reached.

Based on this process, management and the Compensation and Governance Committee determined that the risks arising from the Company’s compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company.

14.	It appears that the amounts you report in the “Bonus” column were received by your named executive officers pursuant to the incentive plan mentioned on pages 13 and 14 of your definitive proxy statement. Therefore, it appears that those amounts should be reported pursuant to Regulation S-K Item 402(c)(2)(vii). It also appears that the table on page 18 should reflect those amounts. Please revise future filings, as appropriate.

Response: In future filings, the Company will report the bonuses pursuant to its annual bonus plan under the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table, and will reflect these amounts in the Grants of Plan-Based Awards table, as appropriate.

Mr. Brian Cascio U.S. Securities and Exchange Commission	Page 7

Signatures, page 47
15.	In future applicable filings, please ensure that the signatures of your principal financial officer and principal accounting officer or controller appear below the second paragraph of text required on this page. We note that such signatures currently appear only on behalf of the registrant.

Response: In future filings, the signatures described above will appear after the second paragraph.
As requested, this response will be filed via the EDGAR system. If you have any further questions, you may call me at 414-371-5705.

Sincerely, BADGER METER, INC.
/s/ Richard E. Johnson
Richard E. Johnson
Sr. Vice President-Finance/ Chief Financial Officer

cc:	Leigh Ann Schultz Aslynn Hogue Geoffrey Kruczek U.S. Securities and Exchange Commission

Mr. Brian Cascio U.S. Securities and Exchange Commission	Page 8